Exhibit 99.3

SharkNinja Reports Second Quarter 2023 Results

Net Sales Increased 22.1% and Adjusted Net Sales Increased 19.7%

Net Income Declined 27.6% and Adjusted Net Income Grew 40.4%

Provides Fiscal Year 2023 Outlook

NEEDHAM, Massachusetts., August 24, 2023 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the second quarter ended June 30, 2023.

Highlights for the Second Quarter 2023 as compared to the Second Quarter 2022

•	Net sales increased 22.1% to $950.3 million and Adjusted net Sales increased 19.7%, both driven by strong sales of recently launched products in the outdoor cooking and beauty categories.

•	Gross margin and Adjusted Gross Margin increased 430 and 370 basis points, respectively, as we benefited from cost tailwinds including inbound freight costs.

•	Net income decreased 27.6% to $11.9 million. Adjusted Net Income increased 40.4% to $65.2 million.

•	Adjusted EBITDA increased 40.0% to $113.6 million, or 12.5% of Adjusted Net Sales.

Mark Barrocas, Chief Executive Officer, commented, “We believe our strong performance in the second quarter as well as the first half of the year, highlighted by double-digit sales and EBITDA growth, demonstrates our ability to execute on our three-pillar growth strategy. We continue to increase market share in existing categories, pioneer new categories through innovation, and globalize our brand. These results build upon a proven track record of delivering profitable, organic growth through high performance products that address everyday consumer challenges.”

“Our recent debut as a public company in the US was an important milestone for us. However, we believe we are only just getting started. We are committed to creating long-term shareholder value through continued diversification across categories, channels, and geographies as we strive to capture additional share of our large global addressable market.”

Three Months Ended June 30, 2023

Net sales increased 22.1% to $950.3 million, compared to $778.2 million during the same period last year. Adjusted Net Sales increased 19.7% to $905.6 million, compared to $756.4 million during the same period last year, or 19.8% on a constant currency basis. The increase in net sales and Adjusted Net Sales resulted primarily from strong sales of recently launched products in the outdoor cooking and beauty categories.

•	Cleaning Appliances net sales increased by $2.6 million, or 0.6%, to $413.8 million, compared to $411.2 million in the prior year quarter, driven by growth in the multi-floorcare sub-category and by new product innovation. This increase was partially offset by softness in the North America market, specifically in corded vacuums as consumers shifted towards cordless.

•	Cooking and Beverage Appliances net sales increased by $139.0 million, or 68.1%, to $343.1 million, compared to $204.0 million in the prior year quarter. This increase was driven by growth in Europe, specifically in the United Kingdom, where we further strengthened our leading market position. Our global growth was also supported by the full quarter of sales of our outdoor grill that launched in the second half of 2022, which continues to perform well across the US and European markets.

•	Food Preparation Appliances net sales increased by $5.7 million, or 4.1%, to $143.4 million, compared to $137.7 million in the prior year quarter driven by strong sales from our ice cream makers.

•	Other net sales increased by $24.8 million, or 98.3%, to $50.0 million, compared to $25.3 million in the prior year quarter. This increase was driven by continued strength of the Shark FlexStyle, our new product launch in the beauty category at the end of 2022.

Gross profit increased 36.2% to $396.9 million, or 41.8% of net sales, compared to $291.5 million, or 37.5% of net sales, in the second quarter of 2022. Adjusted Gross Profit increased 30.7% to $393.6 million, or 43.5% of Adjusted Net Sales, compared to $301.1 million, or 39.8% of Adjusted Net Sales in the second quarter of 2022. The increase in gross margin and Adjusted Gross Margin of 430 and 370 basis points, respectively, was primarily driven by cost tailwinds, including lower average inbound freight on major shipping lanes. We also drove strong sales through our higher margin direct-to-consumer (“DTC”) channel, particularly in the beauty category.

Research and development expenses increased 13.0% to $61.0 million, or 6.4% of net sales, compared to $54.0 million, or 6.9% of net sales, in the prior year quarter. Increased headcount to support new product categories and new market expansion was the primary driver of the year-over-year increase in research and development expense.

Sales and marketing expenses increased 42.1% to $208.3 million, or 21.9% of net sales, compared to $146.6 million, or 18.8% of net sales, in the second quarter of 2022. The increase was primarily attributable to $27.0 million in higher advertising-related expenses to support our launch into new markets and new sub-categories, a $14.9 million increase in fulfillment expenses to support our sales growth, and a $9.0 million increase in personnel-related expenses driven by additional increased headcount to support the overall growth in the business and new market expansion.

General and administrative expenses increased 31.5% to $72.0 million, or 7.6% of net sales, compared to $54.7 million, or 7.0% of net sales in the prior year quarter. Included in general and administrative expenses in the second quarter of 2023 is $16.6 million of costs related to the separation and distribution from JS Global.

Operating income increased 54.1% to $55.6 million, or 5.9% of net sales, compared to $36.1 million, or 4.8% of net sales, during the prior year quarter. Adjusted Operating Income increased 39.3% to $88.7 million, or 9.8% of Adjusted Net Sales, compared to $63.6 million, or 8.4% of Adjusted Net Sales, in the second quarter of 2022.

Net income decreased 27.6% to $11.9 million, or 1.3% of net sales, compared to $16.5 million, or 2.1% of net sales, in the prior year quarter. Net income per diluted share decreased 27.6% to $0.09, compared to $0.12 in the prior year quarter.

Adjusted Net Income increased 40.4% to $65.2 million, or 7.2% of Adjusted Net Sales, compared to $46.4 million, or 6.1% of Adjusted Net Sales, in the prior year quarter. Adjusted Net Income per diluted share increased 40.4% to $0.47, compared to $0.33 in the prior year quarter.

Adjusted EBITDA increased 40.0% to $113.6 million, or 12.5% of Adjusted Net Sales, compared to $81.2 million, or 10.7% of Adjusted Net Sales in the prior year quarter.

Six Months Ended June 30, 2023

Net sales increased 13.7% to $1,805.6 million, compared to $1,587.8 million during the same period last year. Adjusted Net Sales increased 12.6% to $1,741.2 million, compared to $1,546.0 million during the same period last year, or 14.2% on a constant currency-basis. The increase in net sales and Adjusted Net Sales resulted primarily from strong sales of recently launched products in the outdoor cooking and beauty categories.

•	Cleaning Appliances net sales decreased by $19.5 million, or 2.3%, to $828.7 million, compared to $848.2 million during the same period last year driven by softness in the North America market, specifically in corded vacuums as consumers shifted towards cordless. This sales decline was partially offset by growth in the multi-floorcare sub-category driven by new product innovation.

•	Cooking and Beverage Appliances net sales increased by $163.6 million, or 37.5%, to $599.7 million, compared to $436.1 million during the same period last year. This increase was driven by growth in Europe, specifically in the United Kingdom where we strengthened our leading market position, partially offset by modest declines in North America. Our global growth was further supported by the full six months of sales of our outdoor grill that launched in the second half of 2022, which continues to perform well across the US and European markets.

•	Food Preparation Appliances net sales decreased by $4.9 million, or 1.9%, to $261.2 million, compared to $266.2 million during the same period last year driven by strong sales from our ice cream makers.

•	Other net sales increased by $78.6 million, or 210.6%, to $116.0 million, compared to $37.3 million during the same period last year. This increase was primarily a result of strong sales of our new product launch in the beauty category, the Shark FlexStyle, at the end of 2022.

Gross profit increased 23.9% to $797.5 million, or 44.2% of net sales, compared to $643.4 million, or 40.5% of net sales, in the same period last year. Adjusted Gross Profit increased 21.2% to $800.4 million, or 46.0% of Adjusted Net Sales, compared to $660.4 million, or 42.7% of Adjusted Net Sales. The increase in gross margin and Adjusted Gross Margin of 370 and 330 basis points, respectively, was primarily driven by cost tailwinds, including lower average inbound freight on major shipping lanes. We also drove strong sales through our higher margin DTC channel, specifically in the beauty category.

Research and development expenses increased 13.0% to $119.7 million, or 6.6% of net sales, compared to $106.0 million, or 6.7% of net sales during the same period last year. This increase was primarily attributable to an increase of $8.3 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion and an increase of $2.7 million in depreciation and amortization expenses.

Sales and marketing expenses increased 32.4% to $360.4 million, or 20.0% of net sales, compared to $272.2 million, or 17.1% of net sales during the same period last year. This increase was primarily attributable to an increase of $37.1 million in advertising-related expenses to support our launch into new markets and new sub-categories, an increase of $21.3 million in fulfillment expenses to support increased sales, an increase of $13.1 million in personnel-related expenses driven by increased headcount to support the overall growth in the business and new market expansion, an increase of $4.3 million in professional services related to third-party consulting fees and an increase of $3.2 million in depreciation and amortization expenses.

General and administrative expenses increased 30.3% to $139.0 million, or 7.7% of net sales, compared to $106.7 million, or 6.7% of net sales during the same period last year. Included in general and administrative expenses in 2023 is $35.1 million of costs related to the separation and distribution from JS Global.

Operating income increased 12.5% to $178.3 million, or 9.9% of net sales, compared to $158.5 million, or 10.0% of net sales, during the same period last year. Adjusted Operating Income increased 20.1% to $248.0 million, or 14.2% of Adjusted Net Sales, compared to $206.5 million, or 13.4% of Adjusted Net Sales, during the same period last year.

Net income decreased 6.0% to $99.0 million, or 5.5% of net sales, compared to $105.4 million, or 6.6% of net sales, during the same period last year. Net income per diluted share decreased 6.0% to $0.71, compared to $0.76 in the prior year period.

Adjusted Net Income increased 18.3% to $184.2 million, or 10.6% of Adjusted Net Sales, compared to $155.7 million, or 10.1% of Adjusted Net Sales in the prior year period. Adjusted Net Income per diluted share increased 18.3% to $1.33, compared to $1.12 in the prior year period.

Adjusted EBITDA increased 21.3% to $291.6 million, or 16.7% of Adjusted Net Sales, compared to $240.4 million, or 15.6% of Adjusted Net Sales in the prior year period.

Balance Sheet and Cash Flow Highlights

Cash and cash equivalents increased to $256.4 million, compared to $192.9 million as of December 31, 2022.

Inventories decreased 2.0% to $537.7 million, compared to $548.6 million as of December 31, 2022.

Total debt, excluding unamortized deferred financing costs, was $400.0 million, compared to $437.5 million as of December 31, 2022. In July 2023, we entered into a new credit facility to replace our existing term loan and revolving credit agreement. The new credit facility provides for a $810.0 million term loan and a $500.0 million revolving credit facility.

Fiscal 2023 Outlook

For fiscal year 2023, SharkNinja expects:

•	Net sales to increase 9% to 11% and Adjusted Net Sales to increase between 10% and 12% compared to the prior year.

•	Adjusted Net Income per diluted share between $2.85 and $3.02, reflecting a 20% to 27% increase compared to the prior year.

•	Adjusted EBITDA between $650 million and $680 million, reflecting a 25% to 31% increase compared to the prior year.

•	A GAAP effective tax rate of approximately 35% to 36%, inclusive of approximately 10 to 11 percentage points of impact related to withholding taxes and non-deductible costs associated with the separation and distribution from JS Global.

•	Diluted weighted average shares outstanding of approximately 139.3 million.

•	Capital expenditures of $120 million to $140 million primarily to support investments in new product launches and technology.

Conference Call Details

A conference call to discuss the second quarter 2023 financial results is scheduled for today, August 24, 2023, at 8:00 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir. sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-877-407-4018 or 1-201-689-8471. The webcast will be archived and available for replay.

About SharkNinja, Inc.

SharkNinja is a diversified, global product design and technology company that creates 5-star rated lifestyle solutions through innovative products for consumers around the world. The Company seeks to leverage its global, agile and cross-functional engineering know-how, product development and manufacturing expertise along with solutions-driven marketing to increase the efficiency, convenience and enjoyment of consumers’ daily tasks and improve everyday lives. Powered by two trusted, global brands, Shark and Ninja, the Company has a proven track record of bringing disruptive products to market, and developing one consumer solution after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. The Company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit ir.sharkninja.com.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2023 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•	our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;

•	our ability to commercialize a continuing stream of new products and line extensions that create demand;

•	our ability to effectively manage our future growth;

•	general economic conditions and the level of discretionary consumer spending;

•	our ability to expand into additional consumer markets;

•	our ability to maintain product quality and product performance at an acceptable cost;

•	our ability to compete with existing and new competitors in our markets;

•	problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;

•	the risks associated with doing business globally;

•	inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;

•	our ability to hire, integrate and retain highly skilled personnel;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to securely maintain consumer and other third-party data;

•	our ability to comply with ongoing regulatory requirements;

•	the increased expenses associated with being a public company;

•	our status as a “controlled company” within the meaning of the rules of NYSE; and

•	our ability to achieve some or all of the anticipated benefits of the separation.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts

Investor Relations:

Arvind Bhatia, CFA

VP, Investor Relations

IR@sharkninja.com

Anna Kate Heller

ICR

SharkNinja@icrinc.com

Media Relations:

Sarah McKinney

VP, Corporate Communications

PR@sharkninja.com

SHARKNINJA GLOBAL SPV, LTD.
Condensed Consolidated Balance SheetS
(in thousands, except share and per share data)
(unaudited)
	As of
	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$256,379	$192,890
Restricted cash	23,207	25,880
Accounts receivable, net	922,290	766,503
Inventories	537,676	548,588
Prepaid expenses and other current assets	96,790	181,831
Total current assets	1,836,342	1,715,692
Property and equipment, net	143,178	137,341
Operating lease right-of-use assets	68,883	67,321
Intangible assets, net	485,196	492,709
Goodwill	839,753	840,148
Deferred tax assets, noncurrent	4,047	6,291
Other assets, noncurrent	44,038	35,389
Total assets	$3,421,437	$3,294,891
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$371,391	$328,122
Accrued expenses and other current liabilities	638,955	552,023
Tax payable	151	1,581
Current portion of long-term debt	99,503	86,972
Total current liabilities	1,110,000	968,698
Long-term debt	299,529	349,169
Operating lease liabilities, noncurrent	65,292	61,779
Deferred tax liabilities, noncurrent	52,362	60,976
Other liabilities, noncurrent	27,744	25,980
Total liabilities	1,554,927	1,466,602
Commitments and contingencies
Shareholders’ equity:
Ordinary shares, $0.20 par value per share, 250,000 shares authorized, 50,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022	10	10
Additional paid-in capital	941,210	941,210
Retained earnings	935,487	896,738
Accumulated other comprehensive loss	(10,197)	(9,669)
Total shareholders’ equity	1,866,510	1,828,289
Total liabilities and shareholders’ equity	$3,421,437	$3,294,891

SHARKNINJA GLOBAL SPV, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net sales(1)	$950,312	$778,197	$1,805,594	$1,587,823
Cost of sales	553,391	486,730	1,008,130	944,430
Gross profit	396,921	291,467	797,464	643,393
Operating expenses:
Research and development	61,014	54,016	119,739	105,987
Sales and marketing	208,316	146,641	360,436	272,182
General and administrative	71,959	54,711	139,027	106,736
Total operating expenses	341,289	255,368	619,202	484,905
Operating income	55,632	36,099	178,262	158,488
Interest expense, net	(7,031)	(6,078)	(15,520)	(10,082)
Other expense, net	(32,670)	(6,965)	(35,450)	(10,874)
Income before income taxes	15,931	23,056	127,292	137,532
Provision for income taxes	3,995	6,561	28,260	32,126
Net income	$11,936	$16,495	$99,032	$105,406
Net income per share, basic and diluted	$0.09	$0.12	$0.71	$0.76
Weighted-average number of shares used in computing net income per share, basic and diluted(2)	138,982,872	138,982,872	138,982,872	138,982,872

(1) Net sales in our product categories were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2023	2022	2023	2022
Cleaning Appliances	$413,797	$411,227	$828,667	$848,187
Cooking and Beverage Appliances	343,050	204,028	599,732	436,131
Food Preparation Appliances	143,376	137,687	261,224	266,166
Other	50,089	25,255	115,971	37,339
Total net sales	$950,312	$778,197	$1,805,594	$1,587,823

(2) The number of shares transferred in the separation and distribution from JS Global were used as the denominator in calculating net income per share.

SHARKNINJA GLOBAL SPV, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$99,032	$105,406
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	51,795	40,165
Share-based compensation	3,165	4,446
Provision for credit losses	1,218	947
Non-cash lease expense	6,383	8,478
Amortization of debt discount	392	430
Deferred income taxes, net	(5,864)	(8,025)
Loss from equity method investment	—	360
Changes in operating assets and liabilities:
Accounts receivable	(143,549)	261,056
Inventories	16,008	(113,391)
Prepaid expenses and other assets	78,613	(85,286)
Accounts payable	33,605	(80,872)
Tax payable	(1,326)	(4,886)
Operating lease liabilities	(10,165)	(7,665)
Accrued expenses and other liabilities	71,078	(135,237)
Net cash provided by (used in) operating activities	200,385	(14,074)
Cash flows from investing activities:
Purchase of property and equipment	(46,273)	(32,687)
Purchase of intangible asset	(1,120)	(2,799)
Capitalized internal-use software development	(123)	(2,519)
Investment in equity method investment	—	(360)
Other investing activities, net	(300)	(300)
Net cash used in investing activities	(47,816)	(38,665)
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost	—	200,000
Repayment of debt	(37,501)	(130,000)
Intercompany note to Parent	—	(41,286)
Distribution paid to Parent	(60,283)	(45,438)
Recharge from Parent for share-based compensation	—	(15,300)
Net cash used in financing activities	(97,784)	(32,024)
Effect of exchange rates changes on cash	6,031	(7,656)
Net increase (decrease) in cash, cash equivalents, and restricted cash	60,816	(92,419)
Cash, cash equivalents, and restricted cash at beginning of period	218,770	240,597
Cash, cash equivalents, and restricted cash at end of period	$279,586	$148,178

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts, and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Sales growth on a constant currency basis. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our former Japanese subsidiary, SharkNinja Co., Ltd., and our Asia Pacific Region and Greater China distribution channels, both of which were transferred to JS Global Lifestyle Company Limited (“JS Global”) concurrently with the separation (the “Divestitures”), as well as the cost of sales from inventory markups that were eliminated as a result of transitioning certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation (the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income because such reconciliations are not available without unreasonable efforts. The is due to the inherent difficulty in forecasting with reasonable certainty certain amount that are necessary for such reconciliation, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income and Adjusted EBITDA. See “Forward-looking statements” above.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2023	2022	2023	2022
Net sales	$950,312	$778,197	$1,805,594	$1,587,823
Divested subsidiary adjustment(1)	(44,700)	(21,790)	(64,349)	(41,870)
Adjusted Net Sales	$905,612	$756,407	$1,741,245	$1,545,953

(1)	Adjusted for net sales of $22.2 million and $14.1 million from SharkNinja Co., Ltd. (“SNJP”) for the three months ended June 30, 2023 and 2022, respectively; $22.5 million and $7.7 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $37.2 million and $28.1 million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $27.2 million and $13.8 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if such Divestitures occurred on January 1, 2022.

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2023	2022	2023	2022
Net sales	$950,312	$778,197	$1,805,594	$1,587,823
Cost of sales	(553,391)	(486,730)	(1,008,130)	(944,430)
Gross profit	396,921	291,467	797,464	643,393
Gross margin %	41.8%	37.5%	44.2%	40.5%
Divested subsidiary net sales adjustment(1)	(44,700)	(21,790)	(64,349)	(41,870)
Divested subsidiary cost of sales adjustment(2)	24,460	13,991	37,487	25,936
Product Procurement Adjustment(3)	16,923	17,471	29,794	32,890
Adjusted Gross Profit	$393,604	$301,139	$800,396	$660,349
Adjusted Net Sales	$905,612	$756,407	$1,741,245	$1,545,953
Adjusted Gross Margin	43.5%	39.8%	46.0%	42.7%

(1)	Adjusted for net sales of $22.2 million and $14.1 million from SNJP for the three months ended June 30, 2023 and 2022, respectively; $22.5 million and $7.7 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $37.2 million and $28.1 million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $27.2 million and $13.8 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if such Divestitures occurred on January 1, 2022.

(2)	Adjusted for cost of sales of $10.4 million and $8.0 million from SNJP for the three months ended June 30, 2023 and 2022, respectively; $14.1 million and $6.0 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $19.7 million and $15.3 million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $17.8 million and $10.6 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if such Divestitures occurred on January 1, 2022.

(3)	Represents cost of sales of $16.9 million and $17.5 million for the three months ended June 30, 2023 and 2022, respectively, and $29.8 million and $32.9 million for the six months ended June 30, 2023 and 2022, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain separation and distribution costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2023	2022	2023	2022
Operating income	$55,632	$36,099	$178,262	$158,488
Share-based compensation(1)	2,317	1,876	3,165	4,446
Litigation costs(2)	461	3,844	635	4,005
Amortization of acquired intangible assets(3)	4,897	4,897	9,794	9,794
Separation and distribution related costs(4)	16,625	–	35,093	–
Product Procurement Adjustment(5)	16,923	17,471	29,794	32,890
Divested subsidiary operating income adjustment(6)	(8,190)	(546)	(8,743)	(3,143)
Adjusted Operating Income	$88,665	$63,641	$248,000	$206,480

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot Corporation’s (“iRobot”) patent infringement claims and false advertising claims against us.

(3)	Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(4)	Represents certain costs incurred related to the separation and distribution from JS Global.

(5)	Represents cost of sales of $16.9 million and $17.5 million for the three months ended June 30, 2023 and 2022, respectively, and $29.8 million and $32.9 million for the six months ended June 30, 2023 and 2022, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(6)	Adjusted for operating income of $0.9 million and $(0.8) million from SNJP for the three months ended June 30, 2023 and 2022, respectively; $7.3 million and $1.3 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $0.7 million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $8.0 million and $2.4 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if the Divestitures occurred on January 1, 2022.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net (iv) amortization of certain acquired intangible assets, (v) certain separation and distribution costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment and (vii) the tax impact of the adjusted items.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except share and per share amounts)	2023	2022	2023	2022
Net income	$11,936	$16,495	$99,032	$105,406
Share-based compensation(1)	2,317	1,876	3,165	4,446
Litigation costs(2)	461	3,844	635	4,005
Foreign currency losses, net(3)	35,468	7,902	39,617	12,622
Amortization of acquired intangible assets(4)	4,897	4,897	9,794	9,794
Separation and distribution related costs(5)	16,625	–	35,093	–
Product Procurement Adjustment(6)	16,923	17,471	29,794	32,890
Tax impact of adjusting items(7)	(16,872)	(7,918)	(25,982)	(14,027)
Divested subsidiary net income adjustment(8)	(6,585)	1,865	(6,980)	576
Adjusted Net Income	$65,170	$46,432	$184,168	$155,712
Net income per share, diluted	$0.09	$0.12	$0.71	$0.76
Adjusted Net Income Per Share	$0.47	$0.33	$1.33	$1.12
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(9)	138,982,872	138,982,872	138,982,872	138,982,872

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot’s patent infringement claims and false advertising claims against us.

(3)	Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net (loss) gain recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses, net, was $(27.5) million and $2.1 million for the three months ended June 30, 2023 and 2022, respectively, and $(25.7) million and $2.1 million for the six months ended June 30, 2023 and 2022, respectively.

(4)	Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(5)	Represents certain costs incurred related to the separation and distribution from JS Global.

(6)	Represents cost of sales of $16.9 million and $17.5 million for the three months ended June 30, 2023 and 2022, respectively, and $29.8 million and $32.9 million for the six months ended June 30, 2023 and 2022, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(7)	Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding the divested subsidiary net income adjustment described in footnote (8).

(8)	Adjusted for net income (loss) of $0.8 million and $(2.9) million from SNJP for the three months ended June 30, 2023 and 2022, respectively; $5.7 million and $1.0 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $0.7 million and $(2.5) million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $6.3 million and $1.9 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if the Divestitures occurred on January 1, 2022.

(9)	In calculating net income per share and Adjusted Net Income Per Share, the Company has used the number of shares transferred in the separation and distribution for the denominator.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain separation and distribution costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2023	2022	2023	2022
Net income	$11,936	$16,495	$99,032	$105,406
Interest expense, net	7,031	6,078	15,520	10,082
Provision for income taxes	3,995	6,561	28,260	32,126
Depreciation and amortization	29,038	19,961	51,792	40,165
EBITDA	$52,000	$49,095	$194,604	$187,779
Share-Based compensation(1)	2,317	1,876	3,165	4,446
Litigation costs(2)	461	3,844	635	4,005
Foreign currency losses, net(3)	35,468	7,902	39,617	12,622
Separation and distribution related costs(4)	16,625	–	35,093	–
Product Procurement Adjustment(5)	16,923	17,471	29,794	32,890
Divested subsidiary Adjusted EBITDA adjustment(6)	(10,187)	978	(11,285)	(1,341)
Adjusted EBITDA	$113,607	$81,166	$291,623	$240,401
Adjusted Net Sales	$905,612	$756,407	$1,741,245	$1,545,953
Adjusted EBITDA Margin	12.5%	10.7%	16.7%	15.6%

(1)	Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)	Represents litigation costs incurred for iRobot’s patent infringement claims and false advertising claims against us.

(3)	Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net (loss) gain recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses, net, was $(27.5) million and $2.1 million for the three months ended June 30, 2023 and 2022, respectively, and $(25.7) million and $2.1 million for the six months ended June 30, 2023 and 2022, respectively.

(4)	Represents certain costs incurred related to the separation and distribution from JS Global.

(5)	Represents cost of sales of $16.9 million and $17.5 million for the three months ended June 30, 2023 and 2022, respectively, and $29.8 million and $32.9 million for the six months ended June 30, 2023 and 2022, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(6)	Adjusted for Adjusted EBITDA of $2.9 million and $(2.3) million from SNJP for the three months ended June 30, 2023 and 2022, respectively; and $7.3 million and $1.3 million from the APAC distribution channels for the three months ended June 30, 2023 and 2022, respectively; $3.2 million and $(1.1) million from SNJP for the six months ended June 30, 2023 and 2022, respectively; and $8.0 million and $2.4 million from the APAC distribution channels for the six months ended June 30, 2023 and 2022, respectively, as if the Divestitures occurred on January 1, 2022. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

We refer to growth rates in Adjusted Net Sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.